EXHIBIT 21

SUBSIDIARIES OF DTG

The following are significant subsidiaries of DTG at December 31, 2005:

Name	Jurisdiction	Also “doing business as”

DTG Operations, Inc.	Oklahoma	Dollar Rent A Car

Thrifty Rent-A-Car System, Inc.	Oklahoma	Thrifty Car Rental

Dollar Rent A Car, Inc.	Oklahoma	N/A

Thrifty, Inc.	Oklahoma	N/A

Rental Car Finance Corp.	Oklahoma	N/A